Exhibit 99.1

INTELLIGENT
INFORMATION

ANNUAL REVIEW 2008

TABLE OF CONTENTS
1      Letter to Shareholders
4      Financial Overview
6      Intelligent Information
18    Investment Profile and Financial Priorities
19    Integration and Savings Programs
20    Our People
22    Senior Management
24    Board of Directors
26    Corporate Responsibility
28    Summary Financial Information
33    Revenue Profile
34    Division Performance
36    Corporate Information

Information in this annual review is provided as of March 20, 2009, unless otherwise indicated.

This document includes summary financial information and should not be considered a substitute for our full financial statements, including footnotes, management/auditors’ reports, and related management’s discussion and analysis (MD&A). You can access our 2008 audited financial statements, MD&A and other annual disclosures in the Investor Relations section of our website, www.thomsonreuters.com, as well as in our filings with securities regulatory authorities.

We believe that pro forma financial information provides more meaningful period-to-period comparisons of our 2008 performance because Reuters results prior to the April 17, 2008 acquisition closing date are not included in our Canadian GAAP results. Our pro forma results have been prepared as if the acquisition had closed on January 1, 2007. Pro forma financial information is for informational purposes only and is unaudited. For more information regarding how we prepare pro forma financial information, please see our MD&A.

We also use certain non-GAAP financial measures, such as revenue and operating profit from ongoing businesses, free cash flow and underlying free cash flow. Non-GAAP financial measures are defined and reconciled to the most directly comparable Canadian GAAP measures in our MD&A. We use these non-GAAP financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with Canadian GAAP.

TO OUR SHAREHOLDERS

If one set out to design the ideal information company for the 21st century from scratch, we think it would look like Thomson Reuters. Must-have content and software delivered electronically by a trusted source to demanding professionals around the world. With offices in 300 cities, operations in 140 countries and customers in every commercial center, Thomson Reuters is in tune with a world which is professionalizing. United by a powerful and consistent business model, our businesses have the ability to achieve long-term sustainable growth at attractive margins while generating large, dependable free cash flows to reinvest for growth and provide returns to shareholders.

ONE COMPANY

In April 2008, The Thomson Corporation acquired Reuters Group PLC and created the largest professional information company in the world. The fit and complementarity between the two businesses, cultures and staffs were tailor-made, and we were able to start leveraging our scale almost immediately – for example, by incorporating Reuters News into products from our Legal and Science units. What was new was the Thomson Reuters brand, which was soon ranked 44th among BusinessWeek’s 100 Best Global Brands.

Although some may think of Thomson Reuters as a new company, our move to the leading position in the industry lies on an arc of strategic intent that has been decades in the making...the result of foresight, diligent acquisition and expansion, careful growth and a patient capital strategy.

Thomson’s acquisition of Reuters, like the acquisition of West a dozen years earlier, was an important step along a strategic continuum. It combined Thomson’s leading positions in legal, finance, tax, accounting, healthcare and science in North America with Reuters strength in financial services and media in Europe, the Middle East and Asia to produce a company that is strong and balanced, both by geography and market.

THOMSON REUTERS	ANNUAL REVIEW 2008

Thomson Reuters global footprint is a critical element of our growth strategy. It helps us appeal to and meet the needs of an increasingly global class of customers, and positions us to tap into the higher growth rates available in emerging and professionalizing markets. To each market we bring in-depth understanding of our customers’ needs, agile technology platforms, proprietary content and scale.

Our customers are professionals in key sectors of the global economy. We supply them with the intelligent information they need to succeed in fields that are vital to developed and emerging economies alike.

Our customers rely on our information because we hold it to the same standards of accuracy, objectivity and independence that have long been exemplified by Reuters News coverage. These standards are codified in the Reuters Trust Principles, which we have adopted across the company.

The intelligent information we provide to these professionals is “must have,” not discretionary. It is central to their ability to do their jobs, and a source of competitive advantage. Intelligent information is a synthesis of highly relevant content and software which derives its competitive value from human intelligence, industry expertise and innovative technology. It helps our clients add value to their own enterprises by enabling them to make better decisions faster. It is knowledge to act.

We serve a wide variety of customers with a single, tested business model. It is the same business model in our Markets division as in our Professional division, and the same in Asia as in North America. Its power comes from its basis in the sale of electronic content and services to professionals, primarily on a subscription basis. Over the years it has proven to be capital-efficient and cash-flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets.

While our business model is unified, our portfolio is diverse. Even in a recession as deep and widespread as the one we are experiencing today, there are parts of our business, such as Healthcare and Tax & Accounting, which can continue to grow at attractive rates while we invest for an eventual recovery in financial services. Similarly, our Asian businesses continued to grow in the second half of 2008 as markets in the U.S. and U.K. began to falter.

Woodbridge, as our principal shareholder, provides Thomson Reuters with another, very real competitive advantage. The investment company of the Thomson family for many years, Woodbridge is committed to building sustainable value for all shareholders. With billions of dollars invested in Thomson Reuters, it is highly focused on core issues such as strategic direction, capital strategy, performance metrics and governance, and it brings to these issues a stable, long-term view that is completely aligned with the type of shareholder Thomson Reuters seeks to attract and retain.

STRONG PERFORMANCE

We were very pleased with the performance of Thomson Reuters in 2008. Despite the most challenging economic environment in decades, the company grew revenues 8% – at the top of the 6–8% growth range that we had forecast in calmer markets when we completed the Reuters acquisition. Both divisions contributed strongly to this growth, with the Professional division growing revenues 8% and the Markets division up 7%. Our 2008 revenues reflected global balance as well, with 58% coming from the Americas; 32% from Europe, the Middle East and Africa; and 10% from Asia.

Good flow-through from topline growth, enhanced by integrationrelated savings, led to a 19% increase in underlying operating profit for the year. And the strength of our business model was certainly in evidence as we delivered $2.3 billion in underlying free cash flow.

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We made excellent progress on integrating Reuters and Thomson Financial as our new Markets division, improving service to our customers and continuing positive net sales. In executing our integration plan we also found new opportunities for savings, raising our target from $750 million to $1 billion in annualized cost savings by the end of 2011.

We have now begun the second phase of the acquisition integration: retiring legacy products and systems to simplify the business and help make it more agile, responsive and profitable. This year we are starting to roll out new strategic products, consolidate data centers and capture revenue synergies. We continuously review and adjust our organizational structure to better leverage resources and align our operations with global opportunities. At the beginning of the year we combined our five former operating units in the Professional division into three global businesses: Legal, Tax & Accounting, and Healthcare and Science. We also created a new unit within Legal to pursue an attractive global opportunity in information and services for professionals who create, manage and transact in all forms of intellectual property.

While we anticipate that market conditions will remain very challenging in 2009, we are confident that our strong balance sheet, proven business model and well balanced portfolio will continue to perform through the current economic cycle.

WITH GRATITUDE

A year like the one we experienced in 2008 – our first as Thomson Reuters – requires the grit and grace of many. We owe gratitude to our more than 50,000 employees around the world, from our innovative product development teams to our energetic sales force to the courageous journalists who bring the great stories of our time to Thomson Reuters customers. Many of our employees have been working two jobs – their own and the task of becoming one company in one year. That they have succeeded is a testament to their extraordinary commitment and ability.

We are also indebted to our customers, for their loyalty to our products and their patience with our progress, for being both the reason for our performance and the standard to which we must continuously rise.

When the acquisition closed last April, six directors from Reuters joined our board. We are grateful both to those members of the Thomson and Reuters boards who took the opportunity of a mission accomplished to retire and to the current members of our board for their guidance and vigilance through this extraordinary period.

In closing, we would like to invite all our stakeholders to visit www.thomsonreuters.com and view the online version of this document.

Sincerely,

/s/ DAVID THOMSON	/s/ TOM GLOCER

DAVID THOMSON Chairman of the Board	TOM GLOCER Chief Executive Officer

THOMSON REUTERS	ANNUAL REVIEW 2008

FINANCIAL OVERVIEW

Thomson Reuters Pro Forma Results	Thomson Reuters Canadian GAAP Results

Millions of U.S. dollars except per share amounts.
For additional financial information, please see pages 28–35.

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Cash Flow from Operations	Earnings Per Share (EPS) from Continuing Operations	Dividends Per Share

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WHAT MAKES INFORMATION INTELLIGENT?

Across the world 15 petabytes of new data are created every day: case law reports, medical records, patent applications, regulatory information, news, video, audio and other unstructured data from myriad sources. That’s eight times more information than is contained in all the libraries in the United States. Routine information technology problems like inventory management and systems automation are giving way to multi-dimensional problems of analysis like genomic pharmaceutical research or deciphering global trade patterns from foreign exchange flows.

The acceleration of technological change and the constant proliferation of new types of data create a growing need for information systems that not only help us to find and sort information, but also help us to make precise and urgent judgments about its meaning and relevance.

At Thomson Reuters we already provide vital decision-support data, vetted by experts, delivered online and accompanied by analytical tools and other software. But now we are making that information increasingly intelligent: self-describing, self-organizing and capable of both action and interaction. We are building digital platforms that enable global collaboration, real-time data exchange, dynamic modeling of user behavior and context-aware applications.

Intelligent information is self-aware: it understands what it is about, whom it is for, where it came from and what it’s meant to do. It knows how to communicate these things about itself to others, whether those others are human beings or other intelligent agents.

Intelligent information isn’t science fiction. For the businesses and professions we serve, it‘s a necessity. We bring together human expertise, rich data and the technologies of the semantic web to deliver information you can trust. Intelligent information from Thomson Reuters – it provides the knowledge to act.

THOMSON REUTERS	ANNUAL REVIEW 2008

WHO KEEPS WATCH OVER A MARKET THAT NEVER SLEEPS?

Commerce relies on currencies in motion. Foreign exchange (FX) is the 24-hour global marketplace that moves dollars and dinars, pounds and pesos, rupees and rials across time and borders.

With over US$3 trillion trading on peak days, FX is now the world’s most-traded and fastest growing asset class, attracting new players all the time. After 25 years of innovation, Thomson Reuters is at the very heart of the FX markets, bringing together more than 100,000 professionals in 128 countries.

We are a trusted connection – creating transparency, providing solutions and insight, enabling decisions, and putting intelligent information to work.

THOMSON REUTERS	ANNUAL REVIEW 2008

THOMSON REUTERS	ANNUAL REVIEW 2008

THOMSON REUTERS	ANNUAL REVIEW 2008

WHO NAVIGATES THE LABYRINTH OF INTELLECTUAL PROPERTY?

Ideas are powerful but need protection. Innovation is not only about the race against time and competition. It is also about originality and clear ownership of the results of the significant investment enterprises make in developing intellectual property (IP).

As the world’s leading provider of patent and trademark information, we provide rich and deep research and management capabilities, as well as relevant legal and regulatory information to develop and extract value from IP assets. A database of trademark registrations in more than 200 countries. Over 72 million unique patent documents and nearly 60 million unique inventions across all sources. Increasing depth and breadth covering the explosive growth of IP activity in Asia. Thomson Innovation enables users to simultaneously search global patents, scientific literature, and business and news content through an award-winning, integrated, robust platform used across the IP lifecycle.

Intelligent information provides the knowledge to act, driving innovation and value creation for our IP customers by providing the tools to develop their ideas, protect their assets – and to profit commercially from their work.

THOMSON REUTERS	ANNUAL REVIEW 2008

WHO TAKES THE MYSTERY OUT OF INTERNATIONAL LAW AND GLOBAL BUSINESS?

The Islamic Finance Initiative (IFI) has considerable potential for Thomson Reuters, bringing culture and commerce into coherence for clients around the world who work within one of the three most prevalent legal systems of the world, alongside common law and civil law.

Bringing together assets from our Markets division and Legal businesses to facilitate Sharia-compliant commercial activity, contracts and transactions, the IFI will operate in the international hubs of Islamic finance: Dubai, Kuala Lumpur, London, and other centers around the world.

From project finance to high-value negotiations, transactions of unusual complexity require the proper balancing of up-to-date regulatory information with nuanced Sharia interpretation.

Intelligent information is both global and local. It understands that business and professionals act within legal frameworks, both ancient and modern, but without borders. That the human dimension of commerce is always part of a cultural tradition.

THOMSON REUTERS	ANNUAL REVIEW 2008

WHO REPORTS THE LOCAL NEWS TO THE GLOBAL VILLAGE?

More than 2,500 Reuters journalists report from 197 bureaus across the globe. They deliver fast, accurate, objective and insightful coverage of important international and domestic news in multiple languages to more than a billion people every day.

Business, politics, sports. Health, science, conflict. Disaster, religion, technology. If it’s happening, Reuters is covering it in online, print and broadcast formats, through award-winning text, graphics, photographs and video.

On the ground, in the know, experienced and expert reportage on the events of the day. Every day. Real-time and 24/7, knowledge that informs the world.

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WHO? THOMSON REUTERS. RIGHT HERE. RIGHT NOW.

Information is global. Ubiquitous. While it may begin with data, it no longer ends there. We have an unmatched capability to gather it. Verify it. Transform it. And deliver it.

Who are we?

A company with more than 50,000 employees in over 90 countries, serving an equally global community of professional decision makers in law, finance, tax, accounting, science, healthcare and media.

We provide the information they need to succeed in fields that are vital to developed and emerging economies alike. Information that is accurate, objective and independent. That is central to their ability to do their jobs, and a source of competitive advantage.

Information that is a synthesis of highly relevant content and software; that derives its singular value from human intelligence, industry expertise and innovative technology; and that enables our customers to make better decisions faster.

Information that is the knowledge to act.

Who are we? Thomson Reuters: the leading provider of intelligent information.

THOMSON REUTERS	ANNUAL REVIEW 2008

INVESTMENT PROFILE AND FINANCIAL PRIORITIES

INVESTMENT PROFILE

Industry Leadership	Operational Leadership	Financial Leadership

#1 or #2 in chosen sectors Strong brands Deep and broad industry knowledge and expertise in each segment Must-have tailored products and services targeted to professionals Global presence
Multiple revenue streams from geographic areas and a wide range of customers provide balance and diversity
Business model and technology platform built for a global marketplace
Electronic, software and services were 90% of pro forma revenues in 2008

High renewal rates – 86% of our pro forma 2008 revenues were recurring
Strong focus on free cash flow generation
History of annual dividend increases
Prudent use of share repurchases
Robust balance sheet

Our ability to continually reframe our markets allows us to develop tailored solutions that meet our customers’ daily needs and increase their productivity.
Through targeted investment, we have built a company with strong technology and operating platforms that serve the global marketplace. The diverse revenue streams from our portfolio of businesses have provided stability and growth.

Our business, which generates strong free cash flow, and our prudent approach to capital management position us well for both short and long term, enabling us to invest in growth and deliver attractive returns to our shareholders.

FINANCIAL PRIORITIES

No. 1 Invest to drive long-term growth and returns	No. 2 Focus on free cash flow	No. 3 Support business objectives with a robust capital strategy

Capital expenditure management process
Acquisition process and metrics
Portfolio optimization process
Drives shareholder value through:

•  Deploying capital toward most attractive opportunities

•  Linking capital allocation decisions to operating performance

• Exiting underperforming and/or non-strategic businesses

Disciplined capital spending
Working capital management
Performance improvement included in management incentives
Drives shareholder value through:

•  Attractive and growing return of capital to shareholders (dividends and stock buybacks) balanced with re-investment in the business (capital expenditures and acquisitions)

•  Alignment of management and shareholder incentives

Target net debt/EBITDA ratio of 2.0x
Access to capital markets
Focus on balancing investments and returns
Drives shareholder value through:

• Optimal financial flexibility to support business/strategic objectives

• Ability to stretch if/when required for the right opportunities

THOMSON REUTERS	ANNUAL REVIEW 2008

INTEGRATION AND SAVINGS PROGRAMS

As we progressed with the execution of our integration plan for the acquired Reuters businesses, we identified significant additional opportunities for cost savings. We now expect $1 billion in annualized cost savings from integration programs by the end of 2011, up from $750 million of savings projected in May 2008. This raises the overall savings target (including legacy efficiency programs) to $1.4 billion.

Across all integration and legacy efficiency programs, we achieved combined run-rate savings of $750 million as of December 31, 2008. The 2008 pro forma cost required to achieve these savings through December 31 was approximately $362 million.

While cost savings were generated by a variety of functions across our entire organization, the following six areas currently contribute the majority of expected savings:

•	product development
•	sales and support
•	technology
•	corporate functions
•	content
•	real estate

We are now beginning the second phase of the acquisition integration, which includes retiring legacy products and systems to simplify the business and help make it more agile, responsive and profitable. In 2009, we will roll out new strategic products, consolidate data centers and capture revenue synergies.

* Estimated

THOMSON REUTERS	ANNUAL REVIEW 2008

OUR PEOPLE

A key strategic goal of the Reuters integration was to create one company in one year. This means one team, one combined management structure, one mission, one set of values and one way of doing business across our organization. The adaptability, flexibility and focus demonstrated by our staff to meet this goal have allowed the company to perform strongly through this period.

As a knowledge business, our professional workforce is a major strategic asset. We have a highly talented and diverse employee base, with more than 110 nationalities represented in more than 90 countries. We have a unique perspective across multiple customer segments and geographic areas, reflecting the different markets, cultures and countries in which we operate. This also allows us to apply a range of different approaches to best meet our customers’ needs.

In 2008, we focused on maintaining a high degree of employee commitment and ensuring that our employees were energized about our purpose and strategy. Results of the first joint Thomson Reuters employee survey were very positive, despite the major changes resulting from the integration and the external backdrop of extraordinary economic turmoil. Employee engagement has improved significantly (see graphic below). Additionally, the survey results show powerful assets for the company, including a very high degree of discretionary effort by employees and a high level of passion among our staff for the work that they do. We will continue to benchmark these results against a high-performing company norm.

Improved Level of Engagement

During periods of major change, companies often see engagement scores dip, but the level of engagement across our employee base increased by 5% compared to 2007.

Employee Engagement[1]

More Global Workforce

A substantially changed geographic footprint means that Thomson Reuters now has a significantly more international presence, with nearly half of the workforce outside the Americas. 2008 also saw our workforce balance tip toward Asia – we now have more people in Asia than in Europe.

Employees by Region Americas 53% Asia 24% Europe, Middle East and Africa 23%

1	Employee engagement is measured through a survey of all Thomson Reuters employees, which is conducted by Towers Perrin/ISR using its Engagement Index.

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BRUSSELS
BUDAPEST
COLOGNE
COPENHAGEN
DUSSELDORF
FRANKFURT
HAMBURG
HANOVER
MUNICH
NIAMEY
NICE
OSLO
PARIS
PRAGUE
PRISTINA
ROME
ROTTERDAM
SARAJEVO
SKOPJE

SENIOR MANAGEMENT

Tom Glocer Chief Executive Officer	Robert D. Daleo Executive Vice President and Chief Financial Officer

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. He joined the board of Reuters in 2000.

Bob Daleo is Executive Vice President and Chief Financial Officer of Thomson Reuters. Prior to April 2008, Mr. Daleo was Chief Financial Officer of Thomson. Mr. Daleo joined Thomson in 1994 and held a number of key leadership positions within the organization before becoming CFO in 1998. Mr. Daleo was a director of Thomson from 2001 to 2008.

Stephen G. Dando Executive Vice President and Chief Human Resources Officer	Deirdre Stanley Executive Vice President and General Counsel

Stephen Dando is Executive Vice President and Chief Human Resources Officer of Thomson Reuters. Prior to April 2008, he had been Group Human Resources Director for Reuters since 2006.	Deirdre Stanley is Executive Vice President and General Counsel of Thomson Reuters. Prior to April 2008, Ms. Stanley had been Senior Vice President and General Counsel of Thomson since 2002.

THOMSON REUTERS	ANNUAL REVIEW 2008

James C. Smith Chief Executive Officer, Professional Division	Devin N. Wenig Chief Executive Officer, Markets Division

Jim Smith is Chief Executive Officer of Thomson Reuters Professional division. Prior to April 2008, Mr. Smith was Executive Vice President and Chief Operating Officer of Thomson. Mr. Smith joined Thomson in 1987 and has held a number of key leadership positions within the organization.

Devin Wenig is Chief Executive Officer of Thomson Reuters Markets division. Prior to April 2008, Mr. Wenig was Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 and has held a number of senior management positions in the organization.

Gus Carlson Executive Vice President and Chief Marketing & Communications Officer	James Powell Executive Vice President and Chief Technology Officer

Gus Carlson is Executive Vice President and Chief Marketing & Communications Officer of Thomson Reuters. Prior to April 2008, he had been Senior Vice President and Chief Marketing & Communications Officer for Thomson since 2006.

James Powell is Executive Vice President and Chief Technology Officer of Thomson Reuters, a position that he has held since July 2008. Previously, he was CTO of Thomson Reuters Markets division. In his 15 years with Reuters, Mr. Powell held a number of senior leadership positions including CTO of its Enterprise division and Global Head of Product Development.

Information regarding the compensation of our senior executive officers is provided in our 2009 management information circular, which has been prepared in connection with our upcoming annual general meeting of shareholders to be held on May 13, 2009.

THOMSON REUTERS	ANNUAL REVIEW 2008

BOARD OF DIRECTORS

David Thomson Chairman, Thomson Reuters Chairman, The Woodbridge Company Limited	W. Geoffrey Beattie Deputy Chairman, Thomson Reuters President, The Woodbridge Company Limited Member of Corporate Governance and Human Resources Committees

Manvinder S. Banga President, Foods, Home & Personal Care, Unilever Member of Human Resources Committee	Mary Cirillo Corporate Director Member of Corporate Governance and Human Resources Committees

Roger L. Martin Dean, Joseph L. Rotman School of Management, University of Toronto Member of Audit Committee	Sir Deryck Maughan Partner, Kohlberg Kravis Roberts & Co. Member of Corporate Governance Committee

John M. Thompson Chairman of the Board, The Toronto-Dominion Bank Member of Audit and Corporate Governance Committees	Peter J. Thomson Chairman, The Woodbridge Company Limited

THOMSON REUTERS	ANNUAL REVIEW 2008

Niall FitzGerald, KBE Deputy Chairman, Thomson Reuters Chairman of Corporate Governance Committee and Member of Human Resources Committee	Tom Glocer Chief Executive Officer, Thomson Reuters

Steven A. Denning Chairman, General Atlantic LLC Chairman of Human Resources Committee	Lawton Fitt Corporate Director Member of Audit Committee

Ken Olisa Founder & Chairman, Restoration Partners Limited Member of Audit Committee	Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc. Chairman of Audit Committee

John A.Tory Director, The Woodbridge Company Limited Member of Human Resources Committee
Additional information regarding the members of our board of directors, including their biographies and ownership of securities of our company as well as our corporate governance and compensation practices, is provided in our 2009 management information circular, which has been prepared in connection with our upcoming annual general meeting of shareholders to be held on May 13, 2009.

THOMSON REUTERS	ANNUAL REVIEW 2008

CORPORATE RESPONSIBILITY

At Thomson Reuters, Corporate Responsibility (CR) is an integral part of the way we do business. As we integrate the Reuters businesses, we draw upon the heritage of both The Thomson Corporation and Reuters Group PLC to define our CR efforts.

Our executive committee approved our CR policy in 2008, establishing how we will manage our relationships with stakeholders in four areas: our workplace (employees), the community (the places and societies in which we operate), the marketplace (customers, suppliers and investors) and the environment. By articulating focus areas, we are able to define our response to global standards and charters in ways that are meaningful and relevant to our business.

Our immediate CR priorities are diversity, community impact, responsible sourcing and the environment. Additionally, in 2008 we launched our new Code of Business Conduct and Ethics to all staff.

During 2009, we will launch our implementation plans for these priorities, including measurement, reporting and governance. Against each commitment, we will assign a business owner and a performance target in order to meet legislative requirements, specific quantitative goals or our own CR ambitions. Our targets will be reviewed at least annually.

Our CR program is embedded in the way we do business, and thus we do not produce a stand-alone report. The following discussion highlights two of our priority areas.

Community Impact

We are committed to using our specialized knowledge, information, technology and other resources to develop great programs to help individuals, families and communities reach their full potential. These programs will be delivered through our more than 50,000 employees and by the Thomson Reuters Foundation, our U.K. and U.S. registered charity.

In 2008, our executive committee approved a community support policy, which sets out key programs that include volunteering and matched funding, as well as our approach to causes that we do and do not support. We also introduced the Thomson Reuters Community Champions Award program across the organization, through which 50 grants totaling $150,000 were awarded to staff-nominated not-for-profit organizations. A global volunteering policy for employees will be implemented as a way of supporting the communities in which we work, allowing each of our employees to spend a minimum of one paid day each year volunteering time to a local charity or community initiative. The Markets division and Legal employees, for example, each contributed approximately 1,800 volunteer days in 2008 to not-for-profit organizations and educational institutions in their communities.

Also in 2008, Thomson Reuters gave $1.7 million in general funding to the Thomson Reuters Foundation, and an additional $200,000 to the Foundation’s AIDFund program to support local relief efforts in the wake of the Myanmar cyclone and the earthquake in southwest China.

THOMSON REUTERS	ANNUAL REVIEW 2008

Environment

Consistent with our business model, our strategy is to move paper information to digital, which saves trees in printing and fossil fuel in shipping, and to run central data centers as efficiently as possible using the latest technologies. We have installed videoconference units in our largest locations to reduce travel. We use 100% recycled paper for our annual review and are offering our shareholders the option to receive information online.

However, our data centers, properties and staff have environmental impacts. In 2009, we will create a new data-gathering system to provide a more comprehensive understanding of our global resource consumption baseline, concentrating on relevant indicators such as energy, water, waste and paper consumption. This system will help us to track the progress of resource-saving initiatives as well as to prepare for the U.K. Carbon Reduction Commitment.

One additional way we address global environmental challenges is through the information we provide to customers and the public. Through Reuters Media we provide news on these topics, and encourage debate and increased awareness via dedicated environment-focused blogs and video channels.

Our Eagan, Minn., campus has been a member of Minnesota Waste Wise since the early 1990s, collaborating with other member companies on ways to reduce waste, conserve energy and adopt sustainable practices that save money and protect the environment. Additionally, the Eagan team applied for and won the Minnesota Waste Wise Leader Award in 2008, the third time we have been so recognized.

More than 11,200 tons of waste were recycled internally at the Eagan campus last year. We estimate that approximately 50% of all paper used in our manufacturing has recycled content, and all paper suppliers used by this location are Forest Stewardship Council certified.

The Trust Principles

Thomson Reuters is dedicated to upholding the Reuters Trust Principles and to preserving our independence, integrity and freedom from bias in the gathering and dissemination of information and news.

THE REUTERS TRUST PRINCIPLES ARE:

That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

 That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

 That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Reuters Founders Share Company (RFSC) exists to safeguard the Reuters Trust Principles. The directors of the RFSC have a duty to ensure, insofar as they are able to do, that the Reuters Trust Principles are complied with.

THOMSON REUTERS	ANNUAL REVIEW 2008

PRO FORMA DIVISION AND BUSINESS SEGMENT INFORMATION

	Year ended December 31
(millions of U.S. dollars, unaudited)	2008	2007	Change	Organic
Pro forma revenues
Legal	$3,531	$3,318	6%	6%
Tax & Accounting	861	705	22%	10%
Scientific	604	565	7%	4%
Healthcare	468	452	4%	4%
Professional division	5,464	5,040	8%	6%
Sales & Trading	3,828	3,640	5%	4%
Investment & Advisory	2,371	2,207	7%	7%
Enterprise	1,295	1,139	14%	13%
Media	450	432	4%	0%
Markets division	7,944	7,418	7%	6%
Intercompany eliminations	(9)	(16)
Pro forma revenues – ongoing businesses[1]	13,399	12,442	8%	6%
Purchase accounting difference	–	(86)
Disposals[2]	42	86
Pro forma revenues	$13,441	$12,442	8%
Pro forma operating profit
Legal	$1,135	$1,044	9%
Tax & Accounting	219	184	19%
Scientific	171	164	4%
Healthcare	85	85	0%
Professional division	1,610	1,477	9%
Markets division	1,406	1,117	26%
Corporate and Other	(502)	(424)
Amortization	(511)	(524)
Pro forma operating profit – ongoing businesses[1]	2,003	1,646	22%
Purchase accounting difference[1]	–	(86)
Disposals[2]	5	11
Impairment of assets held for sale	(72)	–
Pro forma operating profit	$1,936	$1,571	23%

1
Pro forma revenues from ongoing businesses and pro forma operating profit from ongoing businesses exclude the results of disposals (see note 2 below). These revenues exclude the initial one-time purchase accounting adjustment related to acquired revenue. Pro forma operating profit has been restated to reflect purchase accounting adjustments based on the final valuation of net assets acquired.

2	Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

THOMSON REUTERS	ANNUAL REVIEW 2008

RECONCILIATIONS

	Year ended December 31
(millions of U.S. dollars, unaudited)	2008	2007	Change
Pro forma operating profit	$1,936	$1,571	23%
Adjustments:
Amortization	511	524
Purchase accounting difference	–	86
Disposals	(5)	(11)
Impairment of assets held for sale	72	–
Fair value adjustments	(103)	48
Integration and synergy costs	362	153
Pension	–	(34)
Pro forma underlying operating profit[1]	$2,773	$2,337	19%
Pro forma underlying operating profit margin %[1]	20.7%	18.8%

Year ended December 31
(millions of U.S. dollars except per share data, unaudited)	2008
Pro forma underlying operating profit[1]	$2,773
Integration and synergy costs	(362)
Net interest expense[2]	(434)
Income taxes[3]	(367)
Tradeweb ownership interests	(17)
Dividends declared on preference shares	(5)
Pro forma adjusted earnings – ongoing businesses[4]	$1,588
Pro forma adjusted basic earnings per share – ongoing businesses	$1.92
Pro forma adjusted diluted earnings per share – ongoing businesses	$1.91
Pro forma basic weighted average common and ordinary shares[5]	828.6
Pro forma diluted weighted average common and ordinary shares[6]	833.0

1
Pro forma underlying operating profit excludes amortization of acquired intangible assets, fair value adjustments, the impairment of assets held for sale, costs associated with integration and synergy programs, and other items affecting comparability. Pro forma underlying operating profit excludes the results of disposals as well as the initial one-time purchase accounting adjustments related to acquired revenue. Pro forma underlying operating profit margin is the pro forma underlying operating profit expressed as a percentage of pro forma ongoing revenues.

2
Pro forma net interest expense represents a pro rata portion of full year pro forma interest expense of $450 million through June 2008 plus actual net interest expense for the six months ended December 31, 2008.

3	Pro forma income taxes are calculated using an effective tax rate of 25%.

4
Pro forma adjusted earnings from ongoing operations and pro forma adjusted earnings per share from ongoing operations include costs associated with the integration and synergy programs, but exclude non-recurring items, discontinued operations, the results of disposals (see note 2 in Pro Forma Division and Business Segment Information) and other items affecting comparability. Pro forma adjusted earnings per share from ongoing operations does not represent actual earnings per share attributable to shareholders.

5
Pro forma basic weighted average common and ordinary shares includes approximately 194.1 million Thomson Reuters PLC shares issued to former Reuters Group PLC shareholders on April 17, 2008 as if the shares were outstanding from January 1, 2008, the beginning of the period presented.

6
Pro forma diluted weighted average common and ordinary shares includes the effect of Reuters Group PLC options and other awards assumed in the acquisition from January 1, 2008, the beginning of the period presented.

THOMSON REUTERS	ANNUAL REVIEW 2008

CONSOLIDATED BALANCE SHEET

	December 31
(millions of U.S. dollars)	2008	2007
ASSETS
Cash and cash equivalents	841	7,497
Accounts receivable, net of allowances of $124 million (2007 – $81 million)	1,780	1,565
Prepaid expenses and other current assets	952	512
Deferred income taxes	100	104
Current assets	3,673	9,678
Computer hardware and other property, net	1,555	731
Computer software, net	1,298	721
Identifiable intangible assets, net	8,596	3,438
Goodwill	19,348	6,935
Other non-current assets	1,550	1,328
Total assets	36,020	22,831
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term indebtedness	13	183
Accounts payable and accruals	2,710	1,536
Deferred revenue	1,196	1,108
Current portion of long-term debt and finance lease obligations	672	412
Current liabilities	4,591	3,239
Long-term debt and finance lease obligations	6,834	4,264
Other non-current liabilities	1,723	783
Deferred income taxes	2,674	974
Minority interest in equity of consolidated affiliate	72	–
Shareholders’ equity
Capital	11,135	2,932
Retained earnings	10,969	10,355
Accumulated other comprehensive (loss) income	(1,978)	284
Total shareholders’ equity	20,126	13,571
Total liabilities and shareholders’ equity	36,020	22,831

THOMSON REUTERS	ANNUAL REVIEW 2008

CONSOLIDATED STATEMENT OF CASH FLOW

	Year ended December 31
(millions of U.S. dollars)	2008	2007	2006
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings	1,405	4,004	1,120
Remove earnings from discontinued operations	–	(2,908)	(208)
Add back (deduct) items not involving cash:
Depreciation	831	468	438
Amortization	411	256	240
Net gains on disposals of businesses and investments	(35)	(8)	(47)
Impairment of assets held for sale	72	–	–
Deferred income taxes	32	(124)	(121)
Other, net	(125)	258	204
Changes in working capital and other items	192	(136)	(73)
Cash (used in) provided by operating activities – discontinued operations	(22)	6	572
Net cash provided by operating activities	2,761	1,816	2,125
INVESTING ACTIVITIES
Acquisitions, less cash acquired of $473 million (2007 – $19 million, 2006 – $11 million)	(8,502)	(488)	(744)
(Payments for) proceeds from disposals of discontinued operations, net of income taxes paid	(65)	7,151	81
Proceeds from other disposals, net of income taxes paid	244	18	88
Capital expenditures, less proceeds from disposals of $36 million (2007 – $3 million, 2006 – $3 million)	(906)	(608)	(452)
Other investing activities	(26)	(37)	(26)
Capital expenditures of discontinued operations	–	(97)	(185)
Other investing activities of discontinued operations	(7)	(2)	(17)
Acquisitions by discontinued operations	–	(54)	(35)
Net cash (used in) provided by investing activities	(9,262)	5,883	(1,290)
FINANCING ACTIVITIES
Proceeds from debt	7,600	794	–
Repayments of debt	(5,487)	(249)	(88)
Net (repayments) borrowings under short-term loan facilities	(1,065)	(180)	108
Purchase of sterling call options	–	(76)	–
Repurchase of common and ordinary shares	(522)	(168)	(412)
Dividends paid on preference shares	(5)	(6)	(5)
Dividends paid on common and ordinary shares	(596)	(612)	(553)
Dividend payable assumed from Reuters Group PLC	(246)	–	–
Other financing activities, net	207	33	38
Net cash used in financing activities	(114)	(464)	(912)
Translation adjustments	(41)	(72)	4
(Decrease) increase in cash and cash equivalents	(6,656)	7,163	(73)
Cash and cash equivalents at beginning of period	7,497	334	407
Cash and cash equivalents at end of period	841	7,497	334

THOMSON REUTERS	ANNUAL REVIEW 2008

RECONCILIATION

	Year ended December 31
(millions of U.S. dollars, unaudited)	2008	2007
Net cash provided by operating activities	2,761	1,816
Capital expenditures	(906)	(608)
Other investing activities	(26)	(37)
Capital expenditures of discontinued operations	–	(97)
Other investing activities of discontinued operations	(7)	(2)
Dividends paid on preference shares	(5)	(6)
Free cash flow[1]	1,817	1,066

1Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund new acquisitions.

In 2008, free cash flow was affected by certain unusual items. The following analysis removes these items to derive our underlying free cash flow:

Year ended December 31
2008
Free cash flow	1,817
One-time Reuters acquisition, integration and synergy costs	518
Underlying free cash flow a)	2,335
Adjustments for certain items b)	(450)
1,885

a)	Underlying free cash flow is free cash flow excluding one-time cash costs related to the Reuters acquisition and costs associated with integration and synergy programs.

b)	To provide a more normalized 2008 underlying free cash flow number we adjust for two timing-related items:

•	Interest costs which were substantially lower in 2008 since we benefited from having interest income and only a partial year of interest expense related to the Reuters acquisition debt.

•	The 2008 amount does not include what is traditionally negative free cash flow from the Reuters business in the first quarter of the year, which will be reflected in 2009.

THOMSON REUTERS	ANNUAL REVIEW 2008

REVENUE PROFILE

Pro Forma Revenue Profiles

Revenue by Media

Electronic, Software and Services Print	90% 10%

Revenue by Region

Americas Europe, Middle East and Africa Asia	58% 32% 10%

Revenue by Type

Recurring Non-recurring	86% 14%

THOMSON REUTERS	ANNUAL REVIEW 2008

DIVISION
PERFORMANCE

Our Structure

Thomson Reuters is comprised of two divisions.

THOMSON REUTERS	ANNUAL REVIEW 2008

Markets Division 2008 Pro Forma Performance	Professional Division 2008 Performance

Revenue by Region Americas 39% Europe, Middle East and Africa 46% Asia 15%	Revenue by Region Americas 86% Europe, Middle East and Africa 11% Asia 3%

Revenue by Type Recurring 89% Non-recurring 11%	Revenue by Type Recurring 82% Non-recurring 18%

Revenue by Media Electronic, Software and Services 99% Print 1%	Revenue by Media Electronic, Software and Services 77% Print 23%

THOMSON REUTERS	ANNUAL REVIEW 2008

CORPORATE INFORMATION

Corporate Headquarters

THOMSON REUTERS

3 Times Square
New York, New York 10036
United States
Tel: +1 646 223 4000

Registered Offices

THOMSON REUTERS CORPORATION

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Canada
Tel: +1 416 360 8700

THOMSON REUTERS PLC

The Thomson Reuters Building
South Colonnade, Canary Wharf
London E14 5EP
United Kingdom
Tel: +44 20 7250 1122
Registered no. 06141013

www.thomsonreuters.com

Stock Exchange Listings

THOMSON REUTERS CORPORATION

Common Shares
•  Toronto Stock Exchange (TSX)
   (symbol: TRI)
•  New York Stock Exchange (NYSE)
   (symbol: TRI)

Series II Preference Shares
• Toronto Stock Exchange
(symbol: TRI.PR.B)

THOMSON REUTERS PLC

Ordinary Shares
•  London Stock Exchange (LSE)
    (symbol: TRIL)

American Depositary Shares (ADSs)
•  Nasdaq
   (symbol: TRIN)

Transfer Agents and Registrars

THOMSON REUTERS CORPORATION
COMMON AND PREFERENCE SHARES
(TRI – TSX; TRI – NYSE)

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

E-mail: service@computershare.com
Tel: +1 800 564 6253 (U.S./Canada)
Tel: +1 514 982 7555 (outside U.S./Canada)

www.computershare.com

THOMSON REUTERS PLC
ORDINARY SHARES
(TRIL – LSE)

Equiniti
Aspect House
Spencer Road, Lancing
West Sussex BN99 6DA
United Kingdom

Tel: +44 871 384 2030 (U.K.)
Tel: +44 12 1415 7047 (outside U.K.)

www.shareview.co.uk

THOMSON REUTERS PLC ADSs
(TRIN – NASDAQ)

Deutsche Bank Trust Company Americas c/o American Stock Transfer &
Trust Company
Peck Slip Station, P.O. Box 2050
New York, New York 10272-2050
United States

E-mail: db@amstock.com
Tel: +1 866 249 2593 (U.S./Canada)
Tel: +1 718 921 8137 (outside U.S./Canada)

www.adr.db.com

Auditors

PricewaterhouseCoopers LLP

Further Information

Please visit www.thomsonreuters.com for corporate and management news and more detailed information on individual Thomson Reuters businesses, products and services.

For investor relations queries, please call +1 800 969 9974 or e-mail
investor.relations@thomsonreuters.com.

Forward-Looking Statements

This annual review includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Forward-looking statements are those that are not historical facts and also include our expectations about future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

THOMSON REUTERS	ANNUAL REVIEW 2008

CREDITS

The Christmas tree at Rockefeller Center in New York glows after it is lit for the first time in the season. 30/11/2006 © REUTERS/Eric Thayer	Paper lanterns fill the sky over the Andaman Sea in remembrance of tsunami victims in Khao Lak. A Reuters News Pictures Service Picture of the Year 2005. 26/12/2005 © REUTERS/Adrees Latif	Stockbrokers trade at their terminals during special trading on the occasion of the Hindu festival of Diwali at the BSE in Mumbai. 09/11/2007 © REUTERS/Punit Paranjpe	A worker hangs lanterns in preparation for the upcoming Lantern Festival at a park in Tianjin municipality. 19/02/2008 © REUTERS/Vincent Du

Klebsiella pneumoniae bacteria © Visuals Unlimited/Corbis	Close-up of contract © MedioImages/Corbis	Ampoules containing medium for stem cell storage are displayed at UK Stem Cell Bank in north London. 19/05/2004 © REUTERS/Peter MacDiarmid	Fog rolls by early in the morning, near the Dubai Marina construction and residential zone. A Reuters News Pictures Service Image of the Year 2007. 03/12/2007 © REUTERS/Steve Crisp

Stacks of Islamic books are seen in a library for Islamic studies in Tehran, Iran. 20/06/2005 © Ramin Talaie/Corbis	A bank teller counts renminbi notes at a Bank of China branch in Hong Kong. 25/02/2004 © REUTERS/Kin Cheung	Telecommunication satellite dishes surround a church in Raisting near Munich. 10/02/2006 © REUTERS/Michaela Rehle	Reuters Iraqi photographer Ceerwan Aziz shoots a soccer match during the Olympic games in Beijing. 18/08/2008 © REUTERS/Gil Cohen Magen

Photographers take pictures of Israeli troops just outside the northern Gaza Strip. 07/01/2009 © REUTERS/Amir Cohen	Pigeons fly against the backdrop of the historic Charminar monument in Hyderabad. 26/08/2007 © REUTERS/Stringer India	City workers make phone calls outside the London Stock Exchange in Paternoster Square in the City of London. 01/10/2008 © REUTERS/Toby Melville	View of New York City from the “Top of the Rock” observation deck at Rockefeller Center. 26/10/2005 © REUTERS/Seth Wenig

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Thomson Reuters

3 Times Square
New York, New York 10036
United States
tel: +1 646 223 4000

Thomson Reuters Corporation

Suite 2706
Toronto Dominion Bank Tower
P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada
tel: +1 416 360 8700

Thomson Reuters PLC

The Thomson Reuters Building
South Colonnade, Canary Wharf
London E14 5EP
United Kingdom
tel: +44 20 7250 1122

www.thomsonreuters.com